Exhibit 99.1

Kintara Therapeutics Announces Fiscal 2024 Third Quarter Financial Results

SAN DIEGO, May 14, 2024/PRNewswire/ -- Kintara Therapeutics, Inc. (Nasdaq: KTRA) (“Kintara” or the “Company”), a biopharmaceutical company focused on the development of new solid tumor cancer therapies, today announced financial results for its fiscal third quarter ended March 31, 2024, and recent corporate developments.

Recent Corporate Developments

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Announced that Kintara had entered into a definitive merger agreement (the “Merger Agreement”) with TuHURA Biosciences, Inc. ("TuHURA"), a Phase 3 registration-stage immune-oncology company developing novel technologies to overcome resistance to cancer immunotherapy, and Kayak Mergeco, Inc., Kintara’s wholly-owned subsidiary, whereby Kayak Mergeco will merge with and into TuHURA with TuHURA surviving the merger and becoming Kintara’s direct, wholly-owned subsidiary(the “Merger”). Pursuant to the terms of the Merger, stockholders of TuHURA will receive shares of Kintara common stock. Kintara’s existing stockholders will receive contingent value rights (“CVR”), entitling them to receive shares of common stock upon achievement of enrollment of a minimum of 10 patients in the REM-001 study, with such patients each completing 8 weeks of follow-up on or before December 31, 2025. Under the terms of the Merger Agreement, on a pro forma basis, Kintara’s stockholders post-Merger are expected to collectively own approximately 2.85%, or approximately 5.45% including the shares underlying the CVR if the milestone is achieved, of the common stock of the post-Merger combined company on a fully-diluted basis. The transaction is expected to close in the third quarter of 2024. (April 2024)

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Announced the expansion of the inclusion criteria in the open label 15-patient REM-001 study in cutaneous metastatic breast cancer (CMBC) to include patients receiving pembrolizumab (KEYTRUDA®) for at least three months at screening. (March 2024)

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Announced the initiation of an open label 15-patient study in CMBC patients which is evaluating REM-001, a second-generation photodynamic therapy (PDT) photosensitizer agent, and is designed to test the 0.8 mg dose as well as optimize the study design in advance of a Phase 3 trial initiation. The primary endpoint in the study is Best Overall Objective Response Rate (bORR) (complete response or partial response) of the target treatment fields at any time from treatment up to, and including, week 24. The majority of the costs to run this study will be covered by the $2.0 million Small Business Innovation Research (SBIR) grant Kintara was awarded from the National Institutes of Health (NIH). (February 2024)

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Announced that Kintara received a letter from The Nasdaq Stock Market LLC stating it had regained compliance with Nasdaq’s minimum stockholders’ equity requirement. (February 2024)

Summary of Financial Results for Fiscal Year 2023 Third Quarter Ended March 31, 2024

As of March 31, 2024, Kintara had cash and cash equivalents of approximately $6.35 million.

For the three months ended March 31, 2024, Kintara reported a net loss of approximately $2.0 million, or $0.05 per share, compared to a net loss of approximately $3.3 million, or $1.94 per share, for the three months ended March 31, 2023. The decreased net loss for the three months ended March 31, 2024, compared to the three months ended March 31, 2023, was largely attributed to lower research and development expenses which was primarily due to lower clinical development costs. General and administrative costs were higher during the same period primarily due to an increase in professional fees related to the proposed transaction with TuHURA.

Selected Balance Sheet Data (in thousands)

	March 31, 2024	June 30, 2023
	$	$
Cash and cash equivalents	6,351	1,535
Working capital	5,414	188
Total assets	7,446	3,979
Total stockholders’ equity	5,922	731

Selected Statement of Operations Data (in thousands, except per share data)

For the three months ended

	March 31,	March 31,
	2024	2023
	$	$
Research and development	592	2,005
General and administrative	1,493	1,297
Other loss (income)	(74)	(38)
Net loss for the period	(2,011)	(3,264)
Series A Preferred cash dividend	(2)	(2)
Net loss for the period attributable to common stockholders	(2,013)	(3,266)
Basic and fully diluted weighted average number of shares	44,562	1,681
Basic and fully diluted loss per share	(0.05)	(1.94)

For the nine months ended

	March 31,	March 31,
	2024	2023
	$	$
Research and development	2,562	7,235
General and administrative	3,054	4,212
Other loss (income)	(70)	(133)
Net loss for the period	(5,996)	(11,314)
Series A Preferred cash dividend	(6)	(6)
Series C Preferred stock dividend	(173)	(362)
Net loss for the period attributable to common stockholders	(6,175)	(11,682)
Basic and fully diluted weighted average number of shares	16,772	1,596

Basic and fully diluted loss per share	(0.37)	(7.32)

Kintara’s financial statements as filed with the U.S. Securities Exchange Commission can be viewed on the Company’s website at: http://ir.kintara.com/sec-filings.

About Kintara

Located in San Diego, California, Kintara is dedicated to the development of novel cancer therapies for patients with unmet medical needs. Kintara is developing therapeutics for clear unmet medical needs with reduced risk development programs. The Company's lead program is REM-001 Therapy for cutaneous metastatic breast cancer (CMBC).

Kintara has a proprietary, late-stage photodynamic therapy platform that holds promise as a localized cutaneous, or visceral, tumor treatment as well as in other potential indications. REM-001 Therapy, which consists of the laser light source, the light delivery device, and the REM-001 drug product, has been previously studied in four Phase 2/3 clinical trials in patients with CMBC who had previously received chemotherapy and/or failed radiation therapy. In CMBC, REM-001 has a clinical efficacy to date of 80% complete responses of CMBC evaluable lesions and an existing robust safety database of approximately 1,100 patients across multiple indications.

For more information, please visit www.kintara.com or follow us on X at @Kintara_Thera, Facebook and LinkedIn.

About TuHURA Biosciences, Inc.

TuHURA Biosciences is a Phase 3 registration-stage immuno-oncology company developing novel technologies to overcome resistance to cancer immunotherapy. TuHURA's lead personalized cancer vaccine candidate, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) in first line treatment for advanced Merkel Cell Carcinoma.

In addition to its cancer vaccine product candidates, TuHURA is leveraging its Delta receptor technology to develop first-in-class bi-functional antibody drug conjugates (ADCs), targeting Myeloid Derived Suppressor Cells (MDSCs) to inhibit their immune suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

For more information, please visit tuhurabio.com and connect with TuHURA on Facebook, X, and LinkedIn.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Kintara and TuHURA (the “Proposed Transaction”), Kintara has filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that contains a preliminary proxy statement and preliminary prospectus of Kintara (the “proxy statement/prospectus”). This registration statement has not yet been declared effective and Kintara has filed or may file other documents regarding the Proposed Transaction with the SEC. This press release is not a substitute for the registration statement or for any other document that Kintara has filed or may file with the SEC in connection with the Proposed Transaction. KINTARA URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KINTARA, TUHURA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive proxy statement/prospectus will be sent to Kintara’s stockholders once available. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Kintara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Kintara communicates with investors and the public using its website (www.kintara.com), the investor relations website (https://www.kintara.com/investors) where anyone will be able to obtain free copies of the preliminary proxy statement/prospectus and other documents filed by Kintara with the SEC, and stockholders are urged to read the definitive proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Kintara, TuHURA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Kintara’s directors and executive officers including a description of their interests in Kintara is included in Kintara’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction has been and will be included in the preliminary proxy statement/prospectus and other relevant materials filed with the SEC when they become available relating to the Proposed Transaction. These documents can be obtained free of charge from the sources indicated above.

Safe Harbor Statement

This news release contains forward-looking statements that are not historical facts within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions.

In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Kintara’s or TuHURA’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction and the expected effects, perceived benefits or opportunities and related timing with respect thereto, expectations regarding clinical trials and research and development programs, in particular with respect to TuHURA’s IFx-Hu2.0 product candidate and its TME modulators development program, and any developments or results in connection therewith; the anticipated timing of the results from those studies and trials; expectations regarding the use of capital resources, including the net proceeds from the financing that closed in connection with the signing of the definitive agreement, and the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; and the expected trading of the combined company’s stock on the Nasdaq Capital Market. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Kintara and TuHURA to consummate the transactions contemplated by the Proposed Transaction; risks related to Kintara’s and TuHURA’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Kintara’s or TuHURA’s business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against Kintara, TuHURA, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Kintara or TuHURA to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of TuHURA and Kintara will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Kintara’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, and the registration statement on Form S-4 related to the Proposed Transaction filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available on Kintara’s website, and at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and Kintara does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

CONTACTS

Investors
Robert E. Hoffman

Kintara Therapeutics

rhoffman@kintara.com